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                                                                  Exhibit 99.A5i

Cost of Living Increase Agreement
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What does this agreement provide?

You may periodically request an increase in the face amount of your policy without evidence of insurability based on increases in the cost of living. Your request must be in writing.

When may the face amount be increased?

On the third policy anniversary and on each policy anniversary thereafter while this agreement is in force, we will determine whether or not your policy is eligible for a cost of living increase. You may increase the face amount of your policy if the following conditions are met:

  (1) there has not been a policy adjustment (an increase or decrease) to the face amount of this policy during the three year period immediately preceding the policy anniversary.

  (2) there has been an increase in the cost of living as defined in this agreement, and

  (3) an annual premium for the basic policy of at least $300 has been paid during each of the three years immediately preceding the policy anniversary.

The increase in the face amount will be effective as of the policy anniversary. However, the face amount will be determined as of the day immediately preceding the policy anniversary.

How is the increase in the cost of living determined?

We use the Consumer Price Index published by the United States Department of Labor for all urban households. If any alteration in the composition, base, or method of computation of the Consumer Price Index is introduced which, in our opinion, makes the Index inappropriate for this agreement, or if the publication of the Index is discontinued or delayed, we have the right to choose what we believe to be an appropriate standard, published or unpublished, as a substitute for the Consumer Price Index.

What will be the amount of the increase?

You may increase the face amount of your policy by applying the following formula:

Consumer Price Index 5
months before the date of
the cost of living increase  -1.00
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Consumer Price Index 41
months before the date of
the cost of living increase

The increase will be rounded off to the next highest $1,000 of face amount. However, please note that any one increase in the face amount of this policy may not exceed 20% of the face amount or the maximum amount shown for this agreement on page 1, whichever amount is less.

MHC-86-916 Cost of Living Increase Agreement                      Minnesota Life

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If this formula would produce a reduction in the face amount no change will be made.

What will be the cost of the increase?

If the face amount of this policy is increased, the annual premium for this policy will also be increased. The premium will increase by the same percent as the face amount increases.

The change in face amount, premium, and policy values will be made by adjusting your policy and issuing a new page 1. This will be subject to the Policy Adjustments provisions of your policy.

Are there any limitations?

Yes. If your policy did not have a scheduled decrease in face amount prior to the Cost of Living Increase, the premium may be increased by a greater percent than the face amount in order to avoid any scheduled decrease in the face amount caused by the increase. In addition, any increase will be subject to all adjustment limitations described in the Policy Adjustments provisions of your policy.

Is evidence of insurability required?

No.

Do you have to accept an increase?

No, you have the right to refuse any increase. If you refuse any increase before the insured has attained age 21, no increase will be offered until the insured attains age 21. However, if you refuse any increase after the insured has attained age 21, this agreement will terminate and no further increases will be offered under this agreement.

What if this policy contains a waiver of premium agreement?

Cost of living increases may continue to be made while the insured is totally disabled. We will also waive the increased premiums on your policy during the period of continuous total and permanent disability.

When does this agreement terminate?

This agreement will terminate on:
  (1)  the policy anniversary nearest the insured's 56th birthday; or

  (2)  the date we receive your written request to cancel this agreement; or

  (3) the date you refuse an increase in the face amount offered under this agreement, except if the insured has not attained age 21 on that date; or

  (4) the date this policy is surrendered, terminated or continued in force as extended term insurance; or

  (5)  the date of the death of the insured.

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This agreement is effective as of the original policy date of this policy unless a different effective date is shown here.

/s/  Robert L. Senkler                  /s/  Dennis E. Prohofsky
President                               Secretary